Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

International Assets Holding Corporation:

We consent to the incorporation by reference in registration statements (No. 333-108332) on Form S-8, and (No. 333-117544) on Form S-3 of International Assets Holding Corporation and Subsidiaries of our report dated December 12, 2004, except as to note 2, which is as of May 21, 2005, relating to the consolidated balance sheet of International Assets Holding Corporation and Subsidiaries as of September 30, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, which report is included herein.

As discussed in Note 2 to the Consolidated Financial Statements, the Consolidated Financial Statements for the year ended September 30, 2004 have been restated.

KPMG LLP

Tampa, Florida

December 21, 2005